

Mail Stop 3030

July 24, 2009

Corporation Service Company
As Agent for Avago Technologies Limited
1090 Vermont Avenue NW
Washington, D.C. 20005

> **Re:** **Avago Technologies Limited**
> **Registration Statement on Form S-1**
> **Amended July 21, 2009**
> **File No. 333-153127**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 6

1. Refer to the bullet point added at the end of this section on page 7. Please tell us why it is appropriate to exclude from your disclosure, including from disclosure regarding the number of shares to be outstanding after this offering, the effect of the options to be exercised by the selling shareholders in connection with this offering.

Risk Factors, page 13

2.   We note your response to prior comment 15 and that you have told us
        subsequently by telephone that you will include the previously deleted risk factor.
        Please confirm.

We rely on third parties, page 23

3.   Please expand your response to prior comment 4 to tell us the names of the
        countries that were the subject of the sentence you deleted.

We will be required to assess our internal control over financial reporting…, page 30

4.   Given your reference to General Instruction I.A.2 in your July 22, 2009 response
        to prior comment 5, it is unclear whether you plan to rely on the reporting history
        of your subsidiary for other elements of the eligibility requirements of Form S-3,
        like General Instruction I.A.3. Please advise.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 64

5.   We refer to your response to our prior comment 13. Please disclose the missing
        information in the third paragraph of page 64 with regard to the initial offering
        price. In addition, provide disclosure similar to what you have included in your
        response relating to the reasons for the significant differences between the
        estimated fair value of your ordinary shares and the estimated pricing range of the
        offering. Please also disclose whether the significant increase in the estimated
        IPO pricing range from the estimated fair value of your ordinary shares was the
        result of significantly increased internal forecasts, cash flow projections and
        enterprise value due to improved market and industry conditions.

Summary Bonus Table, page 116

6.   Please expand your disclosure provided in response to prior comments 17 and 18
        to clarify the extent to which your compensation exceeded the target percentiles
        of your Peer Group.

Potential Severance Payments and Benefits Upon Certain Terminations, page 131

7.   We note your response to prior comment 25. However, it remains unclear why it
        is appropriate for your "Total" payments column to exclude the payments
        mentioned in the footnotes. In this regard, given the requirement in Regulation S-

K Item 402(j) that you provide quantitative disclosure of potential payments upon the occurrence of a triggering event assuming that the event took place on the last business day of your last completed fiscal year, it is unclear why you do not include the potential payment related to the call right for all executives. Please advise or revise.

Principal and Selling Shareholders, page 152

8.   We note your revised disclosure that the selling shareholders will sell the shares subject to the over-allotment option. Please clarify the number of such shares to be offered by each selling shareholder and how a partial exercise of the over-allotment option will be allocated among the selling shareholders.

9.   Refer to your revised disclosure on page 7 regarding selling stockholders selling securities currently underlying options. Please disclose when each selling shareholder acquired the relevant option, the consideration paid for the option, and the exercise price of the option.

10.   We have not yet completed our review of your disclosure regarding your selling shareholders. We may have further comment after we do so and after you provide the missing information.

Exhibits

11.   We note your response to prior comment 30. We will provide any comments on your confidential treatment application in a separate letter. Any comments on your application must be resolved and the application must be complete before you request acceleration of the effective date of this registration statement. In this regard, please ensure that your application addresses all omissions of required information from your exhibits; for example, we note the apparent omission represented by brackets in the "Whereas" clauses of exhibit 2.11. As indicated in Rule 406(a), that rule provides the exclusive means of requesting confidential treatment of information included in any document required to be filed.

Exhibit 5.1

12.   We reissue the first sentence of prior comment 32 because the opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all facts relevant to the issues required to be addressed by Item 601(b)(5), not merely a list of documents that counsel elects to review. From part B of your current exhibit, it appears that the opinion will be based solely on the listed documents.

13.   We note your response to prior comment 33. It remains unclear why the facts assumed in section 4.4 are not readily ascertainable by an officer's certificate or otherwise. It is also unclear why it is consistent with your obligations under Regulation S-K Item 601(b)(5) to shift to investors the risk of inaccuracy of those assumed facts. Please file a revised opinion that does not include assumptions of readily ascertainable facts.

14.   We note that in your response to prior comment 34 you did not respond to the second sentence of the comment. To that extent, we reissue the comment.

15.   The clause that counsel added in section 5.1 that conditions the opinion upon the shares being issued in accordance with your articles of association appears to eliminate from the opinion one of the key issues that is required to be addressed by the exhibit that you file per Regulation S-K Item 601(b)(5). Please file a revised opinion or advise.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Christopher L. Kaufman (by facsimile)